SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. 3)*

                        MICRO COMPONENT TECHNOLOGY, INC.
                       -----------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    59479Q100
                                    ---------
                                 (CUSIP Number)

                                December 31, 2008
                                 --------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1 (b)
         |X| Rule 13d-1 (c)
         |_| Rule 13d-1 (d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59479Q100
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: PSource Structured Debt Limited
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|
                                                                 (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Guernsey
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0, shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  3,783,901 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  3,783,901 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,783,901 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------
* Based on 37,876,889 shares of common stock par value $0.01 per share (the "Shares"), outstanding of Micro Component Technology, Inc., a Minnesota corporation (the "Company"), outstanding as of November 11, 2008, as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2008. As of December 31, 2008, PSource Structured Debt Limited ("PSource"), Valens Offshore SPV I, Ltd. ("VOFF SPV I") and Valens U.S. SPV I, LLC ("Valens US", and together with PSource, and VOFF SPV I, the "Investors"), collectively held (i) 2,367,067 Shares, (ii) a warrant (as amended, the "January 2005 Warrant") to purchase up to 150,000 Shares at an exercise price of $0.67 per Share, subject to certain adjustments, (iii) a warrant (as amended, the "February 2006 Warrant") to purchase up to 1,860,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) an option (as amended, the "April 2005 Option" and together with the March 2004 Warrant, the January 2005 Warrant, and the February 2006 Warrant, the "Older Warrants") to purchase up to 785,084 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (v) a warrant (the "March 2007 Warrant") to purchase up to 5,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vi) a warrant (the "First December Warrant") to acquire up to 1,977,949 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (vii) a warrant (the "Second December Warrant") to purchase up to 399,745 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (viii) a warrant (the "Third December Warrant") to purchase up to 405,595 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (ix) a warrant (the "Fourth December Warrant", and together with the March 2007 Warrant, the First December Warrant, the Second December Warrant and the Third December Warrant, the "December Warrants") to purchase up to 716,711 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (x) a warrant (the "First July Warrant" to purchase up to 26,350,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; and (xi) a warrant (the "Second July Warrant", and together with the First July Warrant, the "July Warrants" and together with the December Warrants and the Older Warrants, the "Warrants") to purchase up to 4,650,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. Each of the Warrants contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Warrants shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitation in the Warrants may also be waived upon at least 61 days' prior notice, but, in the case of the Older Warrants and the July Warrants, may not be so waived unless at the time of delivery of such notice, no indebtedness of the issuer is outstanding to the Investors or any of their affiliates. PSource is managed by Laurus Capital Management, LLC. Valens US and VOFF SPV I are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

  CUSIP No. 59479Q100
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Laurus Capital Management, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-4150669
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|
                                                                 (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  3,783,901 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  3,783,901 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,783,901 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99 %
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------
* Based on 37,876,889 shares of common stock par value $0.01 per share (the "Shares"), outstanding of Micro Component Technology, Inc., a Minnesota corporation (the "Company"), outstanding as of November 11, 2008, as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2008. As of December 31, 2008, PSource Structured Debt Limited ("PSource"), Valens Offshore SPV I, Ltd. ("VOFF SPV I") and Valens U.S. SPV I, LLC ("Valens US", and together with PSource, and VOFF SPV I, the "Investors"), collectively held (i) 2,367,067 Shares, (ii) a warrant (as amended, the "January 2005 Warrant") to purchase up to 150,000 Shares at an exercise price of $0.67 per Share, subject to certain adjustments, (iii) a warrant (as amended, the "February 2006 Warrant") to purchase up to 1,860,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) an option (as amended, the "April 2005 Option" and together with the March 2004 Warrant, the January 2005 Warrant, and the February 2006 Warrant, the "Older Warrants") to purchase up to 785,084 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (v) a warrant (the "March 2007 Warrant") to purchase up to 5,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vi) a warrant (the "First December Warrant") to acquire up to 1,977,949 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (vii) a warrant (the "Second December Warrant") to purchase up to 399,745 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (viii) a warrant (the "Third December Warrant") to purchase up to 405,595 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (ix) a warrant (the "Fourth December Warrant", and together with the March 2007 Warrant, the First December Warrant, the Second December Warrant and the Third December Warrant, the "December Warrants") to purchase up to 716,711 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (x) a warrant (the "First July Warrant" to purchase up to 26,350,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; and (xi) a warrant (the "Second July Warrant", and together with the First July Warrant, the "July Warrants" and together with the December Warrants and the Older Warrants, the "Warrants") to purchase up to 4,650,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. Each of the Warrants contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Warrants shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitation in the Warrants may also be waived upon at least 61 days' prior notice, but, in the case of the Older Warrants and the July Warrants, may not be so waived unless at the time of delivery of such notice, no indebtedness of the issuer is outstanding to the Investors or any of their affiliates. PSource is managed by Laurus Capital Management, LLC. Valens US and VOFF SPV I are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 59479Q100
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens U.S. SPV I, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  20-8903266
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|
                                                                 (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  3,783,901 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  3,783,901 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,783,901 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99 %
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------
* Based on 37,876,889 shares of common stock par value $0.01 per share (the "Shares"), outstanding of Micro Component Technology, Inc., a Minnesota corporation (the "Company"), outstanding as of November 11, 2008, as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2008. As of December 31, 2008, PSource Structured Debt Limited ("PSource"), Valens Offshore SPV I, Ltd. ("VOFF SPV I") and Valens U.S. SPV I, LLC ("Valens US", and together with PSource, and VOFF SPV I, the "Investors"), collectively held (i) 2,367,067 Shares, (ii) a warrant (as amended, the "January 2005 Warrant") to purchase up to 150,000 Shares at an exercise price of $0.67 per Share, subject to certain adjustments, (iii) a warrant (as amended, the "February 2006 Warrant") to purchase up to 1,860,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) an option (as amended, the "April 2005 Option" and together with the March 2004 Warrant, the January 2005 Warrant, and the February 2006 Warrant, the "Older Warrants") to purchase up to 785,084 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (v) a warrant (the "March 2007 Warrant") to purchase up to 5,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vi) a warrant (the "First December Warrant") to acquire up to 1,977,949 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (vii) a warrant (the "Second December Warrant") to purchase up to 399,745 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (viii) a warrant (the "Third December Warrant") to purchase up to 405,595 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (ix) a warrant (the "Fourth December Warrant", and together with the March 2007 Warrant, the First December Warrant, the Second December Warrant and the Third December Warrant, the "December Warrants") to purchase up to 716,711 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (x) a warrant (the "First July Warrant" to purchase up to 26,350,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; and (xi) a warrant (the "Second July Warrant", and together with the First July Warrant, the "July Warrants" and together with the December Warrants and the Older Warrants, the "Warrants") to purchase up to 4,650,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. Each of the Warrants contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Warrants shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitation in the Warrants may also be waived upon at least 61 days' prior notice, but, in the case of the Older Warrants and the July Warrants, may not be so waived unless at the time of delivery of such notice, no indebtedness of the issuer is outstanding to the Investors or any of their affiliates. PSource is managed by Laurus Capital Management, LLC. Valens US and VOFF SPV I are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 59479Q100
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Offshore SPV I, Ltd.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  98-0539781
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|
                                                                 (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  3,783,901 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  3,783,901 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,783,901 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99 %
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------
* Based on 37,876,889 shares of common stock par value $0.01 per share (the "Shares"), outstanding of Micro Component Technology, Inc., a Minnesota corporation (the "Company"), outstanding as of November 11, 2008, as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2008. As of December 31, 2008, PSource Structured Debt Limited ("PSource"), Valens Offshore SPV I, Ltd. ("VOFF SPV I") and Valens U.S. SPV I, LLC ("Valens US", and together with PSource, and VOFF SPV I, the "Investors"), collectively held (i) 2,367,067 Shares, (ii) a warrant (as amended, the "January 2005 Warrant") to purchase up to 150,000 Shares at an exercise price of $0.67 per Share, subject to certain adjustments, (iii) a warrant (as amended, the "February 2006 Warrant") to purchase up to 1,860,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) an option (as amended, the "April 2005 Option" and together with the March 2004 Warrant, the January 2005 Warrant, and the February 2006 Warrant, the "Older Warrants") to purchase up to 785,084 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (v) a warrant (the "March 2007 Warrant") to purchase up to 5,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vi) a warrant (the "First December Warrant") to acquire up to 1,977,949 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (vii) a warrant (the "Second December Warrant") to purchase up to 399,745 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (viii) a warrant (the "Third December Warrant") to purchase up to 405,595 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (ix) a warrant (the "Fourth December Warrant", and together with the March 2007 Warrant, the First December Warrant, the Second December Warrant and the Third December Warrant, the "December Warrants") to purchase up to 716,711 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (x) a warrant (the "First July Warrant" to purchase up to 26,350,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; and (xi) a warrant (the "Second July Warrant", and together with the First July Warrant, the "July Warrants" and together with the December Warrants and the Older Warrants, the "Warrants") to purchase up to 4,650,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. Each of the Warrants contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Warrants shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitation in the Warrants may also be waived upon at least 61 days' prior notice, but, in the case of the Older Warrants and the July Warrants, may not be so waived unless at the time of delivery of such notice, no indebtedness of the issuer is outstanding to the Investors or any of their affiliates. PSource is managed by Laurus Capital Management, LLC. Valens US and VOFF SPV I are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 59479Q100
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Capital Management, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  20-8903345
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|
                                                                 (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  3,783,901 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  3,783,901 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,783,901 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99 %
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------
* Based on 37,876,889 shares of common stock par value $0.01 per share (the "Shares"), outstanding of Micro Component Technology, Inc., a Minnesota corporation (the "Company"), outstanding as of November 11, 2008, as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2008. As of December 31, 2008, PSource Structured Debt Limited ("PSource"), Valens Offshore SPV I, Ltd. ("VOFF SPV I") and Valens U.S. SPV I, LLC ("Valens US", and together with PSource, and VOFF SPV I, the "Investors"), collectively held (i) 2,367,067 Shares, (ii) a warrant (as amended, the "January 2005 Warrant") to purchase up to 150,000 Shares at an exercise price of $0.67 per Share, subject to certain adjustments, (iii) a warrant (as amended, the "February 2006 Warrant") to purchase up to 1,860,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) an option (as amended, the "April 2005 Option" and together with the March 2004 Warrant, the January 2005 Warrant, and the February 2006 Warrant, the "Older Warrants") to purchase up to 785,084 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (v) a warrant (the "March 2007 Warrant") to purchase up to 5,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vi) a warrant (the "First December Warrant") to acquire up to 1,977,949 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (vii) a warrant (the "Second December Warrant") to purchase up to 399,745 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (viii) a warrant (the "Third December Warrant") to purchase up to 405,595 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (ix) a warrant (the "Fourth December Warrant", and together with the March 2007 Warrant, the First December Warrant, the Second December Warrant and the Third December Warrant, the "December Warrants") to purchase up to 716,711 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (x) a warrant (the "First July Warrant" to purchase up to 26,350,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; and (xi) a warrant (the "Second July Warrant", and together with the First July Warrant, the "July Warrants" and together with the December Warrants and the Older Warrants, the "Warrants") to purchase up to 4,650,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. Each of the Warrants contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Warrants shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitation in the Warrants may also be waived upon at least 61 days' prior notice, but, in the case of the Older Warrants and the July Warrants, may not be so waived unless at the time of delivery of such notice, no indebtedness of the issuer is outstanding to the Investors or any of their affiliates. PSource is managed by Laurus Capital Management, LLC. Valens US and VOFF SPV I are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 59479Q100
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: David Grin

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|
                                                                 (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Israel
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  3,783,901 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  3,783,901 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,783,901 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99 %
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
* Based on 37,876,889 shares of common stock par value $0.01 per share (the "Shares"), outstanding of Micro Component Technology, Inc., a Minnesota corporation (the "Company"), outstanding as of November 11, 2008, as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2008. As of December 31, 2008, PSource Structured Debt Limited ("PSource"), Valens Offshore SPV I, Ltd. ("VOFF SPV I") and Valens U.S. SPV I, LLC ("Valens US", and together with PSource, and VOFF SPV I, the "Investors"), collectively held (i) 2,367,067 Shares, (ii) a warrant (as amended, the "January 2005 Warrant") to purchase up to 150,000 Shares at an exercise price of $0.67 per Share, subject to certain adjustments, (iii) a warrant (as amended, the "February 2006 Warrant") to purchase up to 1,860,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) an option (as amended, the "April 2005 Option" and together with the March 2004 Warrant, the January 2005 Warrant, and the February 2006 Warrant, the "Older Warrants") to purchase up to 785,084 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (v) a warrant (the "March 2007 Warrant") to purchase up to 5,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vi) a warrant (the "First December Warrant") to acquire up to 1,977,949 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (vii) a warrant (the "Second December Warrant") to purchase up to 399,745 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (viii) a warrant (the "Third December Warrant") to purchase up to 405,595 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (ix) a warrant (the "Fourth December Warrant", and together with the March 2007 Warrant, the First December Warrant, the Second December Warrant and the Third December Warrant, the "December Warrants") to purchase up to 716,711 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (x) a warrant (the "First July Warrant" to purchase up to 26,350,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; and (xi) a warrant (the "Second July Warrant", and together with the First July Warrant, the "July Warrants" and together with the December Warrants and the Older Warrants, the "Warrants") to purchase up to 4,650,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. Each of the Warrants contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Warrants shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitation in the Warrants may also be waived upon at least 61 days' prior notice, but, in the case of the Older Warrants and the July Warrants, may not be so waived unless at the time of delivery of such notice, no indebtedness of the issuer is outstanding to the Investors or any of their affiliates. PSource is managed by Laurus Capital Management, LLC. Valens US and VOFF SPV I are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 59479Q100
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON:  Eugene Grin
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|
                                                                 (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock.*
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  3,783,901 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  3,783,901 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,783,901 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99 %
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
* Based on 37,876,889 shares of common stock par value $0.01 per share (the "Shares"), outstanding of Micro Component Technology, Inc., a Minnesota corporation (the "Company"), outstanding as of November 11, 2008, as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2008. As of December 31, 2008, PSource Structured Debt Limited ("PSource"), Valens Offshore SPV I, Ltd. ("VOFF SPV I") and Valens U.S. SPV I, LLC ("Valens US", and together with PSource, and VOFF SPV I, the "Investors"), collectively held (i) 2,367,067 Shares, (ii) a warrant (as amended, the "January 2005 Warrant") to purchase up to 150,000 Shares at an exercise price of $0.67 per Share, subject to certain adjustments, (iii) a warrant (as amended, the "February 2006 Warrant") to purchase up to 1,860,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) an option (as amended, the "April 2005 Option" and together with the March 2004 Warrant, the January 2005 Warrant, and the February 2006 Warrant, the "Older Warrants") to purchase up to 785,084 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (v) a warrant (the "March 2007 Warrant") to purchase up to 5,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vi) a warrant (the "First December Warrant") to acquire up to 1,977,949 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (vii) a warrant (the "Second December Warrant") to purchase up to 399,745 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (viii) a warrant (the "Third December Warrant") to purchase up to 405,595 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (ix) a warrant (the "Fourth December Warrant", and together with the March 2007 Warrant, the First December Warrant, the Second December Warrant and the Third December Warrant, the "December Warrants") to purchase up to 716,711 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (x) a warrant (the "First July Warrant" to purchase up to 26,350,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; and (xi) a warrant (the "Second July Warrant", and together with the First July Warrant, the "July Warrants" and together with the December Warrants and the Older Warrants, the "Warrants") to purchase up to 4,650,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. Each of the Warrants contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Warrants shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitation in the Warrants may also be waived upon at least 61 days' prior notice, but, in the case of the Older Warrants and the July Warrants, may not be so waived unless at the time of delivery of such notice, no indebtedness of the issuer is outstanding to the Investors or any of their affiliates. PSource is managed by Laurus Capital Management, LLC. Valens US and VOFF SPV I are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 59479Q100

Item 1(a).  Name of Issuer: Micro Component Technology, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            2340 West County Road C
            St. Paul, MN 55113-2528

Item 2(a).  Name of Person Filing: Laurus Capital Management, LLC

This Schedule 13G, as amended, is also filed on behalf of PSource Structured Debt Limited, a closed ended company incorporated with limited liability in Guernsey, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Offshore SPV I, Ltd., a Cayman Islands limited company, Valens Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages PSource Structured Debt Limited. Valens Capital Management, LLC manages Valens U.S. SPV I, LLC and Valens Offshore SPV I, Ltd. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by PSource Structured Debt Limited, Valens Offshore SPV I, Ltd. and Valens U.S. SPV I, LLC reported on this Schedule 13G, as amended. Information related to each of Laurus Capital Management, LLC, Valens Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., PSource Structured Debt Limited, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b).  Address of Principal Business Office or if none, Residence:
            Laurus Capital Management, LLC, 335
            Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c).  Citizenship:  Delaware

Item 2(d).  Title of Class of Securities: Common Stock ("Common Stock")

Item 2(e).  CUSIP Number:  59479Q100

Item 3.     Not Applicable

Item 4.     Ownership:

       (a)  Amount Beneficially Owned: 3,783,901 shares of Common Stock

       (b)  Percent of Class: 9.99%

       (c)  Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock.*

CUSIP No. 59479Q100

            (ii) shared power to vote or to direct the vote: 3,783,901 shares of Common Stock. *

            (iii) sole  power to  dispose  or to direct  the  disposition  of: 0 shares of Common Stock. *

            (iv)  shared  power to  dispose  or to direct  the  disposition  of:
                  3,783,901 shares of Common Stock. *

Item 5.     Ownership of Five Percent or Less of a Class:
            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities:  Not applicable

Item 8.     Identification and Classification of Members of the Group:
            Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below, I certify to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

-----------------------------------
* Based on 37,876,889 shares of common stock par value $0.01 per share (the "Shares"), outstanding of Micro Component Technology, Inc., a Minnesota corporation (the "Company"), outstanding as of November 11, 2008, as disclosed on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2008. As of December 31, 2008, PSource Structured Debt Limited ("PSource"), Valens Offshore SPV I, Ltd. ("VOFF SPV I") and Valens U.S. SPV I, LLC ("Valens US", and together with PSource, and VOFF SPV I, the "Investors"), collectively held (i) 2,367,067 Shares, (ii) a warrant (as amended, the "January 2005 Warrant") to purchase up to 150,000 Shares at an exercise price of $0.67 per Share, subject to certain adjustments, (iii) a warrant (as amended, the "February 2006 Warrant") to purchase up to 1,860,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) an option (as amended, the "April 2005 Option" and together with the March 2004 Warrant, the January 2005 Warrant, and the February 2006 Warrant, the "Older Warrants") to purchase up to 785,084 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (v) a warrant (the "March 2007 Warrant") to purchase up to 5,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vi) a warrant (the "First December Warrant") to acquire up to 1,977,949 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (vii) a warrant (the "Second December Warrant") to purchase up to 399,745 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (viii) a warrant (the "Third December Warrant") to purchase up to 405,595 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (ix) a warrant (the "Fourth December Warrant", and together with the March 2007 Warrant, the First December Warrant, the Second December Warrant and the Third December Warrant, the "December Warrants") to purchase up to 716,711 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; (x) a warrant (the "First July Warrant" to purchase up to 26,350,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments; and (xi) a warrant (the "Second July Warrant", and together with the First July Warrant, the "July Warrants" and together with the December Warrants and the Older Warrants, the "Warrants") to purchase up to 4,650,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. Each of the Warrants contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Warrants shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitation in the Warrants may also be waived upon at least 61 days' prior notice, but, in the case of the Older Warrants and the July Warrants, may not be so waived unless at the time of delivery of such notice, no indebtedness of the issuer is outstanding to the Investors or any of their affiliates. PSource is managed by Laurus Capital Management, LLC. Valens US and VOFF SPV I are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 59479Q100


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 12, 2009
                                    ----------------
                                    Date

                                    Laurus Capital Management, LLC

                                    /s/ Eugene Grin
                                    ----------------
                                    Eugene Grin
                                    Principal

CUSIP No. 59479Q100

APPENDIX A

A. Name:                   PSource Structured Debt Limited, a closed ended
                           company incorporated with limited liability in
                           Guernsey
   Business                335 Madison Avenue, 10th Floor
   Address:                New York, New York 10017

   Place of
   Organization:           Guernsey

B. Name:                   Valens U.S. SPV I, LLC, a Delaware limited liability
                           Company
   Business
   Address:                335 Madison Avenue, 10th Floor
                           New York, New York 10017
   Place of
   Organization:           Delaware

C. Name:                   Valens Offshore SPV I, Ltd., a Cayman Islands limited
                           company
   Business
   Address:                335 Madison Avenue, 10th Floor
                           New York, New York 10017
   Place of
   Organization:           Cayman Islands

D. Name:                   Valens Capital Management, LLC, a Delaware limited
                           liability company
   Business
   Address:                335 Madison Avenue, 10th Floor
                           New York, New York 10017
   Place of
   Organization:           Delaware

E. Name:                   David Grin
   Business
   Address:                335 Madison Avenue, 10th Floor
                           New York, New York 10017
   Principal
   Occupation:             Principal of Laurus Capital Management, LLC and
                           Valens Capital Management, LLC

   Citizenship:            Israel

F. Name:                   Eugene Grin
   Business
   Address:                335 Madison Avenue, 10th Floor
                           New York, New York 10017
   Principal
   Occupation:             Principal of Laurus Capital Management, LLC and
                           Valens Capital Management, LLC

   Citizenship:            United States

CUSIP No. 59479Q100



Each of PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Valens Capital Management, LLC Eugene Grin and David Grin hereby agree, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.

PSource Structured Debt Limited


Laurus Capital Management, LLC
Individually and as investment manager

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Principal
    February 12, 2009

Valens Offshore SPV I, Ltd.

Valens U.S. SPV I, LLC

Valens Capital Management, LLC

By:  Valens Capital Management, LLC
Individually and as investment manager

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Principal
    February 12, 2009


/s/ David Grin
-----------------------------------------
    David Grin
    February 12, 2009

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    February 12, 2009